File No. 70-8769


                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                          AMENDMENT NUMBER ONE TO

                                 FORM U-1

                 APPLICATION-DECLARATION WITH RESPECT TO
            THE ACQUISITION OF A SUBSIDIARY IN CONNECTION WITH
            THE PROVISION OF POWER MARKETING AND OTHER SERVICES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts  02107

                  (Name of company filing this statement
                and address of principal executive office)

                       EASTERN UTILITIES ASSOCIATES

             (Name of top registered holding company parent of
                          applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                             Boston, MA  02109

ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION.

     The first paragraph under I. OVERVIEW OF APPLICATION/DECLARATION under

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTION is amended to read as follows:

     "Eastern Utilities Associates ("EUA"), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company

Act of 1935 ("Act") is filing this application-declaration with the

Securities and Exchange Commission ("Commission").  The Applicant seeks

Commission approval through the period ending December 31, 2000 (i) to acquire for a purchase price of One Thousand Dollars ($1,000) 100 shares of common stock, $.01 par value, ("Shares") of EUA Energy Services, Inc., a

Massachusetts corporation ("Energy Services") which has a 30% ownership interest in Duke/Louis Dreyfus (New England) LLC, a Delaware limited liability company (the "LLC"); and (ii) to the extent not exempted from prior Commission authorization to make capital contributions, open account advances and/or short term loans bearing interest at EUA's effective cost of borrowing to, and purchase additional capital stock from Energy Services

("Investments") in an aggregate amount not to exceed $3,000,000, plus provide further credit support for Energy Services or the LLC in forms including, but not limited to, guarantees and other forms of credit support in an aggregate amount with Investments not to exceed $15,000,000.  EUA does not currently have an ownership interest in Energy Services.  EUA also requests authorization for Energy Services from time to time to the extent not exempted from prior Commission authorization through the period ending

December 31, 2000 (i) to issue securities to EUA in connection with the

Investments and (ii) to make investments in and provide credit support to the LLC without limitation upon such terms as it deems appropriate on the basis of the market conditions that exist when such investments are made or credit support is furnished.  EUA also requests authorization through the period ending December 31, 2000 for the LLC to issue securities to Energy

Services to the extent that such issuances are not exempted from prior

Commission authorization."

     The fifth paragraph under II.  The LLC under ITEM 1. DESCRIPTION OF THE

PROPOSED TRANSACTIONS is amended to read as follows:

     "The LLC may provide goods or services to the utility company subsidiaries of EUA: Montaup Electric Company, Blackstone Valley Electric

Company, Eastern Edison Company, and Newport Electric Corporation

(collectively, the "Utility Subsidiaries") as well as the other associate companies in the EUA system.  The LLC will not provide any goods or services to EUA Service Corporation or the Utility Subsidiaries other than on a basis consistent with the Commission's regulations governing the provisions of such goods and service or on such other terms as the Commission may hereafter authorize by order.  EUA hereby requests that the Commission grant an exception from those regulations with respect to the provision of such goods and services to EUA Service Corporation or the Utility Subsidiaries

and that the Commission reserve jurisdiction over that request pending completion of the record with respect to that request.  The LLC, on the one hand, and the associate companies in the EUA system (other than the Utility

Subsidiaries and EUA Service Corporation) on the other, may provide services to each other at market prices or on terms no less favorable to the LLC or the associate company than if the transaction had

been entered into with an independent third party."


     The third and sixth paragraphs under  V. ADDITIONAL REQUESTS FOR

AUTHORIZATION under ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS is amended to read as follows:

     "EUA proposes and hereby requests authorization to borrow funds through the period ending December 31, 2000 through the issuance and sale of short-

term notes to banks ("Notes") in aggregate amounts outstanding at any one time not to exceed $15 million.  The Notes will be issued to banks and renewed from time to time as funds are required prior to December 31, 2000 provided no Notes will mature after September 30, 2001.

     EUA requests authorization for the LLC, on the one hand, and the associate companies in the EUA system (other than the Utility Subsidiaries and EUA Service Corporation), on the other, to provide goods or services to each other at market prices or on terms no less favorable to the LLC or the associate company than if the transaction had been entered into with an independent third party pursuant to an exception from the requirements of

Section 13(b) and Rules 90 and 91 thereunder and also requests that the

Commission reserve jurisdiction over authorization of the LLC, on the one hand, and EUA Service Corporation and the Utility Subsidiaries, on the other to provide goods or services to each other pursuant to an exception from the requirements to Section 13(b) and Rules 90 and 91 thereunder pending completion of the record."





                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individual.

                              EASTERN UTILITIES ASSOCIATES


                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated January 26, 1996